Exhibit 11

STATEMENT REGARDING COMPUTATION OF EARNINGS PER SHARE

Year Ended December 31, 2007
Income available to common stockholders	$4,352,248
Weighted average shares outstanding	4,975,542
Basic earnings per share	$0.87
Income for diluted earnings per share	$4,352,248
Total weighted average common shares and equivalents outstanding for diluted computation	4,978,652
Diluted earnings per share	$0.87